UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549






                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                          (Amendment No.    4  )




                    MICROENERGY, INC.
                             (Name of Issuer)


            Common Stock,  $.01  par value
                      (Title of Class of Securities)


                          594912
                              (CUSIP Number)

                             Robert J. Fanella
         MICROENERGY, INC., 350 Randy Road, Carol Stream, IL 60188
                          (630) 653-5900
 (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)



                                 June    12, 1997
     (Date of Event which Requires Filing of this Statement)

CUSIP No.   594912          13D     Page    2   of    4   Pages

1.Name of Reporting person
  SS or IRS Identification No. of above person
     Robert Fanella
     ###-##-####

2.Check the appropriate line if a member of a group
          (a)                      (b)

3.SEC use only

4.Source of funds
     Not applicable.

5.Check line if disclosure of legal proceeding is required pursuant to items 2(d) or 2(E)


6.Citizenship or place of birth
     USA


               7. Sole Voting Power
  Number of         834,423
   Shares
Beneficially   8. Shared Voting Power
  Owned by          --
    Each
  Reporting    9. Sole Dispositive Power
   Person           834,423
    With
               10. Shared Dispositive Power
                    --

11.Aggregate amount beneficially owned by each reporting person
     834,423 (includes 68,611 issuable upon exercise of Class C and Class E Warrants)

12.Check line if the aggregate amount in row (11) excludes certain shares


13.Percent of class represented by amount in row 11
     41.0%

14.Type of reporting person
     IN
                                        Page  3  of  4

Item 1    Security and Issuer

          MicroENERGY, Inc.
          350 Randy Road
          Carol Stream, IL 60188

          Common Stock, $.01 par value

Item 2    Identity and Background

          There has been no change in the information set forth in Item 2 of the original Statement on Schedule 13D dated October 27, 1989.


Item 3    Source of Funds

          Does not apply.

Item 4    Purpose of Transaction

          On June 12, 1997, Mr. Fanella, by agreement with the
          Issuer, converted 175,000 shares of Series A Cumulative
          Preferred Stock into 700,000 shares of Common Stock.

          On November 14, 1997, the Issuer granted to Mr. Fanella a Class E Warrant to purchase 50,000 shares of Common
          Stock, exercisable immediately.

          On December 31, 1997, Mr. Fanella surrendered 18,056 shares of Common Stock to the Issuer.


Item 5    Interest in Securities of the Issuer.

          834,423 shares; 41.0% of outstanding.

          Recent transaction:  None.

Item 6    Contracts, Etc.

          None












                                             Page  4 of 4


Item 7    Material Filed as Exhibits.

          None



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 11, 1998

                              Robert J. Fanella